BY ROGER NUSBAUM
REALMONEY.COM CONTRIBUTOR
12/12/2006 1:08 PM EST

I believe it's worthwhile to explore and understand new investment products. While I generally believe simpler is better, some complex products will warrant consideration.

This brings the discussion to the new Claymore Macroshares: MACROSHARES OIL UP (UCR - news - Cramer's Take) and MACROSHARES OIL DOWN (DCR - news - Cramer's
Take). Simply stated, Oil Up is meant to capture the move in the price of oil from the listing date (Claymore rounded to $60), meaning you could buy Oil Up to capture a move up in oil prices -- which the product's name seems to imply will be the direction. Oil Down is meant to capture a move down in oil prices; essentially, it's a vehicle for shorting oil.

That seems simple, and it is. But the mechanics and details become progressively more complex. The two funds are tied to together in a way that is, for now, unique. As oil goes up and down in price, assets will move between the two funds to maintain a balance between the prices. The way it was explained to me was that the two prices added together will always equal about $120; comparing net asset values for the two instruments, that estimate was off by 4 cents as of Friday. Take this simplified example: If oil goes to $70, Oil Up will be at $70 and Oil Down will be at $50.

Conceptually, it's as if both funds shared the same asset pool. The price of one goes up at the expense of the other, due to the transfer of assets back and forth between the two funds. In my example above, if oil goes from $60 to $70, $10 will go from Oil Down to Oil Up to maintain the $120 equilibrium.

Another aspect of the balance is that big increases in natural demand for one fund will have to be offset by increasing the number of shares in the other fund. This means that authorized participants may have to commit capital in order for the concept to work. What was that I said about complex?

Yet another point of the funds that needs to be understood is that neither fund owns any oil or derivative of oil. The only thing the funds own are Treasury bills. The positive aspect of this wrinkle is that there will be no price distortions caused by rolling of futures contracts. Another benefit is that the Treasury bills can pay interest to shareholders, which Claymore will pay after paying the expense.

The negative aspect of the structure is that, as mentioned above, the fund is not backed by any oil. You are capturing the price movement of oil by proxy, but the only thing underlying the movement is the mechanics and structure of the product.

The effect is capturing a proxy (or inverse proxy) for oil. The mechanics is the management of two funds that own Treasuries and the complex link between the two. I am not sure why the fee is so high -- 1.6%. The assets that are on the move here are Treasury bills, not actual commodities or currencies. Trading T-bills is the easiest thing there is. I am hopeful that the fee can come down if the concept becomes popular. One last point about the fee is that for now the interest paid by the Treasuries held more than covers the expense. While it is unlikely that rates will go below 1.6%, if they do, the fee will have to come from somewhere.

Ooh, I almost forgot. If oil goes up or down 85% from the price it held when the Macroshares were listed and stays there for three days in a row, both funds terminate. That's not terribly likely, but it's worth being aware of.

While this may seem complex, and it sure does to me, Claymore is far from an island in terms of pursuing this structure. I was told by a representative from another ETF provider that it was also exploring products with a similar structure. He said that Claymore is simply first to market. Clearly, Claymore is taking a risk with this because, good or bad, if it can't get the message out as to what this really is, it's not likely to be successful.

My initial reaction is that there is more utility in the down shares as a hedge against the energy portion of a diversified portfolio. Buying Oil Down is certainly simpler than going short something else, and for some people it's easier than buying put options.

Oil Up may turn out to be a better proxy for oil than the U.S. OIL FUND (USO - news - Cramer's Take) ETF or the IPATH GOLDMAN SACHS CRUDE OIL TRACKING INDEX ETN (OIL - news - Cramer's Take), but for now it's too early to know.

If you are inclined to invest in oil through a commodity ETF, it behooves you to at least learn about Oil Up and Oil Down so you can make an informed decision about the best product for your portfolio.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.